SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                          _______________________

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                             TideMark Bancorp, Inc.
                                (Name of Issuer)

                         Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                   886412105
                                 (CUSIP Number)

                               John C. Clark, III
                         Crestar Financial Corporation
                              919 East Main Street
                           Richmond, Virginia  23219
                                 (804) 782-7445
                 (Name, Address and Telephone Number of Persons
               Authorized to Receive Notices and Communications)

                               September 20, 1994
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. ( )

     Check the following box if a fee is being paid with the statement. ( X ) (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                         (Continued on following pages)

                              (Page 1 of 11 Pages)
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CUSIP No. 886412105                   13D                   Page 2 of 11 Pages


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Crestar Financial Corporation
     I.R.S. No. 54-0722175

2    CHECK THE APPROPRIATE BOX IF                   (a) (  )
     A MEMBER OF A GROUP                            (b) ( X )

3    SEC USE ONLY

4    SOURCE OF FUNDS
     WC
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)  Not applicable   (  )

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Virginia

NUMBER OF SHARES              7    SOLE VOTING POWER        0
BENEFICIALLY OWNED            8    SHARED VOTING POWER      0
BY EACH REPORTING             9    SOLE DISPOSITIVE POWER   0
PERSON WITH                   10   SHARED DISPOSITIVE POWER 0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON
     1,380,000 shares of TideMark Bancorp, Inc. Common Stock*

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES       Not applicable   (  )

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     19.9%

14   TYPE OF REPORTING PERSON
     Co.

*Pursuant to a Stock Option Agreement dated as of September 20, 1994 TideMark Bancorp, Inc. has granted an option to Crestar, exercisable in certain events, to purchase up to 1,380,000 newly issued shares of TideMark Bancorp, Inc. Common Stock, representing approximately 19.9% of TideMark Bancorp, Inc. Common Stock.

ITEM 1.   Security and Issuer.

     The title of the class of equity securities to which this Schedule relates is TideMark Bancorp, Inc. Common Stock, $0.01 par value ("TideMark Common Stock"). TideMark Bancorp, Inc. ("TideMark") is a Virginia chartered thrift holding company for TideMark Bank, a federally chartered savings association. The address of TideMark principal executive offices is 301 Hiden Boulevard, Newport News, Virginia 23606.

ITEM 2.   Identity and Background.

     The following information is given with respect to the persons filing this
Statement:

     (a)  Crestar Financial Corporation, a Virginia corporation ("Crestar").

     (b) The principal executive offices of Crestar are located at 919 East Main Street, Richmond, Virginia 23219.

     (c) Crestar is a bank holding company doing business through wholly- owned subsidiaries in Virginia, Washington, D.C. and Maryland.

     (d) Crestar has not, during the last five years, been convicted in a criminal proceeding.

     (e) Crestar has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Not applicable to Crestar.

     The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of the directors and executive officers of Crestar are as follows:


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Directors and Director/Officers:

Richard M. Bagley                           Patrick J. Maher
President of Bagley Investment              President and Chief Executive
Company                                     Officer of Washington Gas
P. O. Box 9                                 1100 H Street, N.W.
Hampton, VA  23669                          Washington, D.C. 20080

J. Carter Fox                               Frank E. McCarthy
President and Chief Executive               Executive Vice President of
Officer of Chesapeake                       National Automobile Dealers
Corporation                                 Association
P. O. Box 2350                              8400 Westpark Drive
Richmond, VA 23218-2350                     McLean, VA 22102

Patrick D. Giblin                           G. Gilmer Minor, III
Vice Chairman of the Board and              President and Chief Executive
Chief Financial Officer of                  Officer of Owens & Minor, Inc.
Crestar                                     P. O. Box 27626
919 East Main Street                        Richmond, VA 23261
Richmond, VA  23219
                                            Gordon F. Rainey, Jr.
Bonnie Guiton Hill                          Partner of Hunton & Williams
Dean of the McIntire School                 951 East Byrd Street
of Commerce                                 Richmond, VA  23219
Monroe Hall
University of Virginia                      Frank S. Royal, M.D.
Charlottesville, VA 22903                   President and Member of
                                            Frank S. Royal, M.D., P.C.
Gene A. James                               1122 North 25th Street Suite A
President and Chief Executive               Richmond, VA 23223
Officer of Southern States
Cooperative, Inc.                           Richard G. Tilghman
P. O. Box 26234                             Chairman and Chief Executive
Richmond, VA 23260                          Officer of Crestar
                                            919 East Main Street
H. Gordon Leggett, Jr.                      Richmond, VA  23219
Executive Vice President of
Leggett Stores                              Eugene P. Trani
P. O. Box 10398                             President of Virginia
Lynchburg, VA 24506                         Commonwealth University
                                            910 West Franklin Street
Charles R. Longworth                        Richmond, VA 23284
Chairman, President and Chief
Executive Officer of The                    William F. Vosbeck
Colonial Williamsburg                       President of Vosbeck
Foundation                                  Associates, Inc.
P. O. Box 8                                 211 North Union Street
Williamsburg, VA 23187                      Suite 100
                                            Alexandria, VA 22314


                              (Page 4 of 11 Pages)
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L. Dudley Walker
Chairman of Bassett-Walker,
Inc.
P. O. Box 5423
Martinsville, VA 24115

James M. Wells III
President of Crestar
919 East Main Street
Richmond, VA  23219

Karen Hastie Williams
Partner of Crowell & Moring
1001 Pennsylvania Avenue, N.W.
Washington, D.C. 20004-2505

Non-Director Officers:

C. Garland Hagen                            William K. Butler, II
Corporate Executive                         President - Eastern Region
Vice President - Investment                 Crestar Financial Corporation
Bank                                        919 East Main Street
Crestar Financial Corporation               Richmond, VA 23219
919 East Main Street
Richmond, VA 23219                          F. Edward Harris
                                            President - Western Region
William C. Harris                           Crestar Financial Corporation
Corporate Executive                         919 East Main Street
Vice President & President                  Richmond, VA 23219
Greater Washington Banking
Crestar Financial Corporation               C.T. Hill
919 East Main Street                        President - Capital Region
Richmond, VA 23219                          Crestar Financial Corporation
                                            919 East Main Street
Robert F. Norfleet, Jr.                     Richmond, VA 23219
Corporate Executive
Vice President & Senior
Credit Officer
Crestar Financial Corporation
919 East Main Street
Richmond, VA 23219

O.H. Parrish, Jr.
Corporate Executive
Vice President & President
Virginia Banking
Crestar Financial Corporation
919 East Main Street
Richmond, VA 23219


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     To the knowledge of Crestar, none of such persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     To the knowledge of Crestar, all such persons are citizens of the United States of America.

ITEM 3.   Source and Amount of Funds or Other Consideration.

     Any purchase by Crestar of TideMark Common Stock covered by this Schedule would be made from working capital. The total amount of such funds to be utilized for such purpose is not anticipated to exceed $5,865,000.

ITEM 4.   Purpose of Transaction.

     On September 20, 1994, the Board of Directors of TideMark approved a Letter Agreement (the "Letter Agreement") dated September 20, 1994, between TideMark and Crestar. The Letter Agreement is to be merged into a definitive acquisition agreement prior to October 24, 1994. It is contemplated that TideMark shall be merged with and into Crestar, with Crestar as the surviving corporation (the "Merger"). In connection with the Merger, each share of TideMark Common Stock outstanding immediately prior to consummation of the Merger (other than shares held by Crestar) shall be converted into and represent the right to receive (upon a shareholder's election) either (i) a number of shares of common stock of Crestar, par value $5.00 per share ("Crestar Common Stock"), determined by dividing $5.50 per share of TideMark Common Stock (the "Price Per Share") by the average closing price of Crestar Common Stock (the "Average Closing Price") as reported on the New York Stock Exchange for each of the 10 trading days ending on the tenth day prior to the Effective Time of the Merger (the "Exchange Ratio"), or (ii) $5.50 in cash (provided that the number of shares of TideMark Common Stock that elect to receive cash when aggregated with shares as respects which dissenter's rights are being asserted, shall not exceed 40% of the outstanding shares of TideMark Common Stock). Persons holding options to purchase TideMark Common Stock are expected to be given the ability to elect to receive the Price Per Share less the exercise price in cash, exercise such options and obtain the above-stated merger consideration to be paid by Crestar, or have such holder's options assumed by Crestar.



                              (Page 6 of 11 Pages)

     Consummation of the Merger will be subject to certain usual conditions, including (i) negotiation of a definitive Agreement (ii) approval by TideMark shareholders; (iii) receipt of all requisite regulatory approvals; and (iv) certain other customary conditions. It is expected that the definitive agreement can be terminated by, among other things, (i) either party if the other party has materially breached its covenants, agreements, representations or warranties, (ii) either party if the conditions precedent to such party's obligations have not been satisfied or fulfilled or would be impossible to satisfy, (iii) either party if the Merger is not consummated by June 30, 1995,
(iv) Crestar and Crestar Bank if the Boards of Crestar and Crestar Bank determine that the Merger has become inadvisable or impractical due to litigation or the commencement of a competing offer for the TideMark Common Stock which is significantly better than Crestar's offer and Crestar is unwilling to meet the competing offer.

     Crestar and TideMark have entered into a Stock Option Agreement, dated as of September 20, 1994 ("Option Agreement"), pursuant to which TideMark issued to Crestar an option to purchase up to 1,380,000 shares of TideMark Common Stock at a purchase price of $4.25 per share.

     The option is exercisable only upon the occurrence of a Purchase Event (as defined below). A Purchase Event means any of the following events: (i) without Crestar's prior written consent, TideMark shall have authorized, recommended or publicly proposed, or entered into an agreement with any person (other than Crestar or any subsidiary thereof) (A) to effect a merger, consolidation or similar transaction, (B) for the disposition, by sale, lease, exchange or otherwise, of 25% or more of the consolidated assets of TideMark and its subsidiaries or (C) for the issuance, sale or other disposition of securities representing 25% or more of the voting power of TideMark or any of its subsidiaries (collectively referred to as an "Acquisition Transaction"); or (ii) any person (other than Crestar or any subsidiary thereof) shall have acquired beneficial ownership of 25% or more of the TideMark Common Stock.

     The Option Agreement terminates in accordance with its terms on the date on which occurs the earliest of: (i) the Effective Time of the Merger; (ii) a termination of the definitive agreement in accordance with their terms (other than by Crestar under certain circumstances) prior to the occurrence of a Purchase Event or a Preliminary Purchase Event (as defined below); (iii) 12 months following a termination of the definitive Agreement by Crestar under certain circumstances; and (iv) 12 months after the termination of the definitive Agreement in accordance with its terms following the occurrence of a Purchase Event or a Preliminary Purchase Event.



                              (Page 7 of 11 Pages)

     A Preliminary Purchase Event means any of the following events: (i) any person (other than Crestar) shall have commenced a tender offer or exchange offer to acquire 10% or more of the TideMark Common Stock (a "Tender Offer");
(ii) TideMark's shareholders shall have failed to approve the Merger at a meeting called for such purpose or such meeting shall not have been held or shall have been cancelled or TideMark's Board of Directors shall have withdrawn its recommendation to such shareholders, in each case following the public announcement of (A) a Tender Offer, (B) a proposal to engage in an Acquisition Transaction, or (C) the filing of an application or notice to engage in an Acquisition Transaction.

     The Letter Agreement and the Option Agreement are attached hereto as exhibits and are incorporated herein by reference and made a part hereof to the same extent as if set forth herein in full. The above summary does not purport to be complete and is subject to and qualified in its entirety by reference to the Reorganization Agreement and the Option Agreement.

     Except as set forth above and below (including Item 6), neither Crestar, nor to the knowledge of Crestar, any executive officer or director of Crestar, has any plans or proposals which relate to or would result in:

     (a) the acquisition by any person of additional securities of TideMark, or the disposition of securities of TideMark;

     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving TideMark or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of TideMark or any of its subsidiaries;

     (d) any change in the present board of directors or management of TideMark, including any plans or proposals to change the number or term of directors to fill any existing vacancies on the board;

     (e) any material change in the present capitalization or dividend policy of TideMark;

     (f) any other material change in TideMark' business or corporate structure;

     (g) changes in TideMark' charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of TideMark by any person;


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

     (h) causing a class of securities of TideMark to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) a class of equity securities of TideMark to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j)  any action similar to those enumerated above.

     Crestar reserves the right to change its intentions with respect to any or all of the foregoing and its right to act either alone or together with any other person or group.

ITEM 5.   Interest in Securities of the Issuer.

     (a) An aggregate of 1,380,000 shares of TideMark Common Stock would be owned by Crestar upon exercise of the Option, representing approximately 19.9% of TideMark Common Stock. Neither Crestar, Crestar Bank (except in a fiduciary capacity) nor any director or officer of Crestar identified in Item 2 hereof owns any other shares of TideMark Common Stock and has the right to purchase any other shares of TideMark Common Stock.

     (b) Crestar does not possess sole or shared voting and dispositive power over any of the shares of TideMark Common Stock covered by this Schedule.

     (c) No transactions in TideMark Common Stock other than those reported in this Schedule have been effected by Crestar, or any director or officer of TideMark identified in Item 2 hereof within the past 60 days.

     (d)  Not applicable.

     (e)  Not applicable.

ITEM 6. Contracts, Arrangements or Understandings with Respect to Securities of the Issuer.

     See Item 4 hereof for a description of the Stock Option Agreement and the Letter Agreement.

     In July 1994, TideMark Bank, a subsidiary of TideMark announced plans to purchase eight branches and $74 million in deposits of Bay Savings, a division of FirstFed Michigan Corp., for a premium of 2.5% or $1.8 million. TideMark Bank is required by contract to complete the Bay Savings Bank transaction by



                              (Page 9 of 11 Pages)

December 31, 1994, and has agreed with FirstFed Michigan Corp. to use its "best efforts" to raise equity capital to complete the transaction. Prior to engaging in negotiations with Crestar, TideMark had engaged Scott & Stringfellow, Inc., a Richmond based investment banking and brokerage firm, to assist it in registering shares of common stock for sale to the public to raise the approximately $2 million in additional capital needed to complete the Bay Savings transaction. Because the issuance of additional TideMark common stock would be dilutive in the Crestar transaction, Crestar Securities Corporation, a wholly-owned subsidiary of Crestar, has agreed to purchase $2 million of TideMark preferred stock, and TideMark in turn will invest the $2 million cash proceeds in TideMark Bank.

ITEM 7.   Material to be Filed as Exhibits.

     Filed herewith are these exhibits:

     (a) Letter Agreement dated September 20, 1994, among Crestar, Crestar Bank and TideMark.

     (b) Stock Option Agreement, dated as of September 20, 1994, between Crestar and TideMark.



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                                SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:  September 29, 1994                  CRESTAR FINANCIAL CORPORATION



                                            By:      /s/ John C. Clark, III
                                                 John C. Clark, III, Senior
                                                 Vice President and General
                                                 Counsel


                              (Page 11 of 11 Pages)